Exhibit 99.1

SECTION 13(R) DISCLOSURE

After Continental Cement Company, L.L.C. (“Continental Cement”) filed its Form 10-K for the year ended December 27, 2014 with the Securities and Exchange Commission (“SEC”), Travelport Worldwide Limited (“Travelport Worldwide”), which may be considered an affiliate of The Blackstone Group L.P. (“Blackstone”) and, therefore an affiliate of Continental Cement, filed the disclosure reproduced below. Continental Cement did not independently verify or participate in the preparation of this disclosure.

Travelport Worldwide included the following disclosure in its Form 10-K for the fiscal year ended December 31, 2014:

Iran Sanctions Disclosure

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2014 were approximately $660,000 and $470,000, respectively.